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SUPPL

May 26, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of May 10, 2004, enclosed please find an ad-hoc press release by the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dlw 7/6

FJH AG: RUSSIAN INSURANCE GROUP ROSNO OPTS FOR LIFE FACTORY

Rosno, with over 6 million insurants one of the largest Russian insurance companies, opted for the policy administration system Life Factory of FJH AG (ISIN DE0005130108). FJH will implement Life Factory in Moscow and make it available in stages for the administration of individual life insurance policies.

45% of Rosno are held by Allianz AG, one of the world's largest insurance companies. With almost 100 offices Rosno is represented all over the Russian Republic. Life Factory enables Rosno to open up the Russian individual life insurance business which is regarded as fast growing and by these means strengthen their excellent position in the rapidly expanding Russian insurance market.

After successfully working in seven Eastern European countries, FJH has managed to enter the largest market in Eastern Europe with this order. Life Factory is a multilingual and multi-currency policy administration system that is being used by insurance companies in a number of countries.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 Munich
Phone: +49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fjh.com
Internet: www.fjh.com
Munich, 26/5/2004